FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026
Commission File Number: 001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Amendment No. 1 to the Current Report on Form 6-K filed with the Securities and Exchange Commission on January 8, 2026 (the “Original Filing”), of Diana Shipping Inc. (the "Company"), is being filed solely to include the correct filing signatory, Margarita Veniou Secretary of the Company. Other than the correction of the filing signatory, no part of the Original Filing is being amended.

Exhibit 99.1 from the Original Filing is herein incorporated by reference.

The information contained in this Report on Form 6-K/A is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-266999 and 333-280693) that were filed with the U.S. Securities and Exchange Commission and became effective on September 16, 2022, and September 9, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: January 12, 2026	By:	/s/ Margarita Veniou
Margarita Veniou
Secretary